Exhibit 99.1

Medicure Reports Third Quarter 2015 Financial Results

WINNIPEG, Nov. 9, 2015 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a specialty pharmaceutical company, today reported its results from operations for the third quarter ended September 30, 2015.

Quarter Three Highlights

  Recorded net revenue of $5.4 million during the quarter ended September 30, 2015, an increase of 155% compared to $2.1 million for the quarter ended August 31, 2014 and an increase of 133% compared to $2.3 million for the three months ended September 30, 2014;
  Third quarter earnings before interest, taxes, depreciation and amortization (EBITDA)1 adjusted for one-time regulatory costs and for share-based compensation was $2.1 million compared to $805,000 for the quarter ended August 31, 2014.
  Announced the submission of a supplemental New Drug Application (sNDA) to the U.S. Food and Drug Administration (FDA) to expand the label for AGGRASTAT (tirofiban HCl) to include the treatment of patients presenting with ST segment elevation myocardial infarction (STEMI). Total one-time costs related to the sNDA in the quarter were $1.9 million.

In December of 2014, the Company announced a change in its financial year-end from May 31 to December 31.  As a result of the change in year-end, results for the current quarter ending on September 30, 2015 are compared to the closest comparable fiscal period, which is the quarter ending on August 31, 2014.

Financial Results

Net revenue from the sale of AGGRASTAT finished product for the third quarter was $5.4 million compared to $2.1 million for the fiscal quarter ended August 31, 2014 and compared to estimated revenue of $2.3 million for the three months ended September 30, 2014.

Net revenue from the sale of AGGRASTAT finished product for the nine months ended September 30, 2015 was $12.6 million compared to $5.6 million for the nine months ended August 31, 2014 and compared to estimated revenue of $6.0 million for the nine months ended September 30, 2014.

The increase in revenue compared to the comparable quarter for the previous year is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT and the increase in market share held by the product.  Revenue growth was also aided by favourable fluctuations in the U.S. dollar exchange rate throughout the third quarter.

The Company's commercial team continues to work on further expanding its customer base and the Company expects sales of AGGRASTAT to continue to increase over the coming quarters.

EBITDA for the third quarter ended September 30, 2015 after adjusting for $174,000 of share-based compensation (a non-cash expense item) and $1.9 million relating to the one-time sNDA filing, was $2.1 million. The increase in adjusted EBITDA was 160% compared to adjusted EBITDA of $805,000 for the quarter ended August 31, 2014.  Third quarter EBITDA not adjusted for share-based compensation and the one-time sNDA filing costs was $13,000 for the quarter ended September 30, 2015.

EBITDA for the nine months ended September 30, 2015 after adjusting for $915,000 of share-based compensation (a non-cash expense item) and $1.9 million relating to the one-time sNDA filing was $4.2 million. The increase in adjusted EBITDA was 114% compared to EBITDA of $2.0 million for the nine months ended August 31, 2014.  EBITDA for the nine months ended September 30, 2015 not adjusted for share-based compensation and the one-time sNDA filing costs was $1.4 million.

Net loss for the third quarter ended September 30, 2015 was $348,000 or $0.02 per share, compared to net income of $1.3 million, or $0.11 per share, for the quarter ended August 31, 2014.  Net income for the nine months ended September 30, 2015 was $194,000 or $0.01 per share, compared to $402,000, or $0.03 per share, for the nine months ended August 31, 2014.  The decrease in net income was as a result of higher than usual other income in the same period of the previous year resulting from the investment structuring services income earned from the July 2, 2014 Apicore transaction, increased research and development expenses (mainly relating to the sNDA filing), and increased selling general and administrative expenses associated with the expansion of Company's operations, partially offset by significantly higher revenues.

At September 30, 2015, the Company had cash totaling $4.1 million compared to $494,000 as of December 31, 2014 and compared to $503,000 as of August 31, 2014. The increase in cash is primarily due to a private placement financing completed during the second quarter for gross proceeds of $4.0 million.

Cash flows from operating activities for the nine months ended September 30, 2015 were $327,000 compared to $511,000 for the nine months ended August 31, 2014.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Reminder for the Conference Call Tomorrow

Conference call details are as follows:

Topic: Medicure's Q3 Results Call
Date:  Tuesday, November 10, 2015
Time: 8:00 am Central Time (9:00 am Eastern Time)
Canada Toll Free: 1 (866) 215-5508
U.S. Toll Free: 1 (877) 691-2551
Passcode: 41066496

You may request country specific international access info by emailing us in advance at info@medicure.com.

Management will accept and answer questions related to the financial results and its operations during the Q&A period at the end of the conference call. A recording of the call will be available following the event at www.medicure.com.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market.  The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

About AGGRASTAT

Indications and Usage
AGGRASTAT is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

Dosage and Administration
Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours. In patients with creatinine clearance ≤60 mL/min, give 25 mcg/kg within 5 minutes and then 0.075 mcg/kg/min.

Clinical Experience
In clinical studies with the HDB regimen, Aggrastat was administered in combination with aspirin, clopidogrel and heparin or bivalirudin to over 8,000 patients for typically ≤24 hours.

Contraindications
Known hypersensitivity to any component of Aggrastat History of thrombocytopenia with prior exposure to Aggrastat Active internal bleeding, or history of bleeding diathesis, major surgical procedure or severe physical trauma within previous month.

Warnings and Precautions
Aggrastat can cause serious bleeding. If bleeding cannot be controlled discontinue Aggrastat. Thrombocytopenia: Discontinue Aggrastat and heparin.

Adverse Reactions
Bleeding is the most commonly reported adverse reaction.

For more information on AGGRASTAT, please refer to Full Prescribing Information.

Notes

(1) The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non-cash and one-time items".  The terms "EBITDA" and "Adjusted EBITDA", as it relates to the three and nine months ended September 30, 2015 and August 31, 2014 results prepared using International Financial Reporting Standards ("IFRS"), do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, including the expectation of continued revenue growth, are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the seven months ended December 31, 2014.

Medicure Inc.
Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian dollars) Unaudited
	September 30, 2015	December 31, 2014
Assets
Current assets:
Cash	4,079,977	493,869
Accounts receivable	3,472,569	1,637,676
Inventories	1,088,265	1,099,576
Prepaid expenses	912,131	642,976
Total current assets	9,552,942	3,874,097
Non-current assets:
Property and equipment	142,151	33,161
Intangible assets	745,639	1,096,946
Investment in Apicore	1,515,875	1,361,824
Long-term derivative	185,662	194,491
Total non-current assets	2,589,327	2,686,422
Total assets	12,142,269	6,560,519
Liabilities and Deficiency
Current liabilities:
Accounts payable and accrued liabilities	3,869,489	3,700,326
Current portion of long-term debt	1,624,960	654,877
Accrued interest on long-term debt	20,377	22,295
Total current liabilities	5,514,826	4,377,498
Non-current liabilities
Long-term debt	3,021,397	4,225,949
Royalty obligation	1,576,008	1,715,310
Other long-term liability	75,694	152,778
Total non-current liabilities	4,673,099	6,094,037
Total liabilities	10,187,925	10,471,535
Deficiency:
Share capital	121,128,899	117,045,763
Warrants	232,571	-
Contributed surplus	6,245,665	5,360,748
Accumulated other comprehensive income	769,229	298,329
Deficit	(126,422,020)	(126,615,856)
Total deficiency	1,954,344	(3,911,016)
Commitments and contingencies

Total liabilities and deficiency	12,142,269	6,560,519

Medicure Inc.
Condensed Consolidated Interim Statements of Net Income (Loss) and Comprehensive Income (Loss)
(expressed in Canadian dollars) Unaudited
	Three months ended September 30, 2015	Three months ended August 31, 2014	Nine months ended September 30, 2015	Nine months ended August 31, 2014
Revenue
Product sales, net	5,415,992	2,125,483	12,555,849	5,557,769
Cost of goods sold	542,071	276,005	1,448,710	780,061
Gross Profit	4,873,921	1,849,478	11,107,139	4,777,708
Expenses
Selling, general and administrative	2,393,240	1,081,026	6,839,623	3,140,960
Research and development	2,643,757	305,650	3,349,333	577,516
	5,036,997	1,386,676	10,188,956	3,718,476
Income before the undernoted	(163,076)	462,802	918,183	1,059,232
Other expense (income):
Investment structuring services	-	(1,132,940)	-	(1,132,940)
Revaluation of long-term derivative	(43,679)	-	8,829	-
Loss on settlement of debt	-	-	60,595	-
Finance costs (income):
Finance income	(133)	(14)	(225)	(43)
Finance expense	201,798	237,518	612,815	1,785,921
Foreign exchange loss (gain), net	26,583	10,767	42,333	4,095
	228,248	248,271	654,923	1,789,973
Net income (loss)	(347,648)	1,347,471	193,836	402,199
Translation adjustment	315,634	8,382	470,900	52,464
Comprehensive income (loss)	(32,014)	1,355,853	664,736	454,663
Basic income (loss) per share	(0.02)	0.11	0.01	0.03
Diluted income (loss) per share	(0.02)	0.10	0.01	0.03
Weighted average number of common shares used in computing basic income (loss) per share	14,366,917	12,199,841	13,336,109	12,199,841
Weighted average number of common shares used in computing fully diluted income (loss) per share	14,366,917	13,844,873	15,558,196	13,844,873

Medicure Inc.
Condensed Consolidated Interim Statement of Cash Flows
(expressed in Canadian dollars) Unaudited
	Nine months ended	Nine months ended
	September 30, 2015	August 31, 2014
Cash (used in) provided by:
Operating activities:
Net income (loss) for the period	193,836	402,199
Adjustments for:
Investment in Apicore	-	(1,300,612)
Revaluation of long-term derivative	8,829	-
Loss on settlement of debt	60,595	-
Amortization of property and equipment	15,043	4,569
Amortization of intangible assets	487,235	422,222
Stock-based compensation	915,207	495,065
Write-down of inventory	96,233	22,209
Finance expense	612,815	1,785,921
Unrealized foreign exchange loss	44,568	16,692
Change in the following:
Accounts receivable	(1,834,893)	(735,797)
Inventories	(84,922)	168,253
Prepaid expenses	(269,155)	(374,723)
Accounts payable and accrued liabilities	813,259	67,964
Other long-term liability	(77,084)	(11,236)
Interest paid	(248,970)	(248,744)
Royalties paid	(405,434)	(202,526)
Cash flows from operating activities	327,162	511,456
Investing activities:
Acquisition of property and equipment	(122,429)	(14,281)
Acquisition of intangible assets	-	(7,206)
Cash flows used in investing activities	(122,429)	(21,487)
Financing activities:
Issuance of common shares, net of share issue costs	3,630,323	-
Exercise of stock options	31,065	2,000
Repayment of long-term debt	(277,778)	-
Cash flows from financing activities	3,383,610	2,000
Foreign exchange gain on cash held in foreign currency	(2,235)	1,854
Increase in cash	3,586,108	493,823
Cash, beginning of period	493,869	9,136
Cash, end of period	4,079,977	502,959
Supplementary information:
Non-cash financing activities:
Shares issued on debt settlement	624,029	-
Warrants issued as share issue costs	232,571	-

SOURCE Medicure Inc.

%CIK: 0001133519

For further information: Dawson Reimer, President & COO, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 16:35e 09-NOV-15